UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  -------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 8)*

                                 PW Eagle, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    69366Y108
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Thomas R. Hudson Jr.
                               Pirate Capital LLC
                        200 Connecticut Avenue, 4th Floor
                                Norwalk, CT 06854
                                 (203) 854-1100
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 12, 2007
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 6 Pages)
                           --------------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------------                             ---------------------
CUSIP NO.      69366Y108              SCHEDULE 13D           PAGE 2 OF 6 PAGES
------------------------------                             ---------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            PIRATE CAPITAL LLC
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [X]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                          [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                            -0-
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    3,108,528
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                3,108,528
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            3,108,528
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                             [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            26.0%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IA
--------------------------------------------------------------------------------
                               * SEE INSTRUCTIONS

------------------------------                             ---------------------
CUSIP NO.       69366Y108             SCHEDULE 13D           PAGE 3 OF 6 PAGES
------------------------------                             ---------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            THOMAS R. HUDSON JR.
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [X]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
--------------------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                          [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America
--------------------------------------------------------------------------------
                      7      SOLE VOTING POWER

                             3,750 (including vested options)
                      ----------------------------------------------------------
 NUMBER OF            8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                 3,108,528
  OWNED BY            ----------------------------------------------------------
    EACH              9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                  3,750 (including vested options)
                      ----------------------------------------------------------
                      10     SHARED DISPOSITIVE POWER

                             3,108,528
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            3,112,278 (including vested options)
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                             [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            26.0%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------
                               * SEE INSTRUCTIONS

------------------------------                             ---------------------
CUSIP NO.      69366Y108              SCHEDULE 13D           PAGE 4 OF 6 PAGES
------------------------------                             ---------------------

The Schedule 13D filed on March 10, 2006 by Pirate Capital LLC, a Delaware limited liability company ("Pirate Capital"), and Thomas R. Hudson Jr. (together, the "Reporting Persons"), relating to the shares of common stock, $0.01 par value (the "Shares"), of PW Eagle, Inc. (the "Issuer"), as previously amended by Amendment No. 1 filed on April 25, 2006, Amendment No. 2 filed on May 15, 2006, Amendment No. 3 filed on May 22, 2006, Amendment No. 4 filed on August 23, 2006, Amendment No. 5 filed on August 31, 2006, Amendment No. 6 filed on September 29, 2006, and Amendment No. 7 filed on October 16, 2006, is hereby amended by this Amendment No. 8 to the Schedule 13D.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Schedule 13D is hereby amended and restated as follows:

Funds for the purchase of the Shares reported herein were derived from available capital of the Holders (as defined below). A total of approximately $82,759,182 was paid to acquire such Shares.

ITEM 4.  PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended by the addition of the following:

On January 16, 2007, Pirate Capital issued a press release commenting on the proposed merger between the Issuer and J-M Manufacturing Company, Inc. A copy of the press release is attached hereto as Exhibit F and incorporated by reference herein.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

Paragraphs (a), (b) and (c) of Item 5 of the Schedule 13D are hereby amended and restated as follows:

      (a) The Reporting Persons beneficially own in the aggregate 3,112,278 Shares (including vested options), constituting approximately 26.0% of the Shares outstanding.

      The aggregate percentage of Shares beneficially owned by the Reporting Persons is based upon 11,969,498 Shares outstanding, which is the total number of Shares outstanding as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2006.

      (b) By virtue of its position as general partner of Jolly Roger Fund LP, Pirate Capital LLC has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the 387,190 Shares held by Jolly Roger Fund LP. By virtue of agreements with Jolly Roger Offshore Fund LTD and Jolly Roger Activist Portfolio Company LTD (such funds, together with Jolly Roger Fund LP, the "Holders"), Pirate Capital LLC has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the 1,764,155 Shares and 957,183 Shares held by Jolly Roger Offshore Fund LTD and Jolly Roger Activist Portfolio Company LTD, respectively. By virtue of his position as sole Managing Member of Pirate Capital LLC, Thomas R. Hudson Jr. is deemed to have shared voting power or shared dispositive power with respect to all Shares as to which Pirate Capital LLC has voting power or dispositive power. Accordingly, Pirate Capital and Thomas R. Hudson Jr. are deemed to have shared voting and shared dispositive power with respect to an aggregate of 3,108,528 Shares, and Thomas
R. Hudson Jr. is deemed to have sole voting and sole dispositive power with respect to an aggregate of 3,750 Shares (including vested options).

      (c) The following transactions in the Shares were effected by the Reporting Persons in the last 60 days, each of which was effected on the open market by an independent broker pursuant to a 10b5-1 Plan.

   Jolly Roger Activist Portfolio Company LTD

            Trade Date     Shares Purchased (Sold)     Price per Share ($)
            ----------     -----------------------     -------------------
            10/25/2006            3,367                       34.00
            10/26/2006            6,490                       33.71
            11/02/2006            4,920                       33.73
            11/29/2006            2,317                       33.99
            11/30/2006            5,560                       33.83
            12/01/2006            5,170                       33.90
            12/07/2006            4,570                       33.96
            12/08/2006            1,360                       33.97
            12/18/2006            160                         34.00
            12/19/2006            1,528                       33.97
            01/03/2007            1,910                       34.00
            01/04/2007            8,700                       33.69
            01/05/2007            8,166                       33.93
            01/08/2007            5,200                       33.91
            01/09/2007            3,680                       33.45
            01/10/2007            18,000                      33.68
            01/11/2007            15,500                      31.94
            01/12/2007            56,000                      29.88
            01/16/2007            48,880                      32.94


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY

As set forth below, Thomas R. Hudson Jr. holds options to acquire 15,000 Shares, each of which option was granted by the Issuer, as set forth below.

Date of    Shares        Exercise Price   Expiration Date      Purchase Price
Grant      Underlying    per Share ($)                         per Option ($)
           Options

05/26/06   15,000*       27.85            05/26/16             N/A

* 25% of such options were exercisable on the date of grant. An additional 25% of such options will become exercisable on each of the next three anniversaries of the date of grant.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and restated as follows:

Exhibit A - Joint Acquisition Statement, dated March 9, 2006 (previously filed)

Exhibit B - Shareholder Notification Letter, dated March 9, 2006 (previously filed)

Exhibit C - Demand Letter, dated March 9, 2006 (previously filed)

Exhibit D - Agreement, dated April 21, 2006 (previously filed)

Exhibit E - Information Statement, dated May 12, 2006 (previously filed)

Exhibit F - Press Release, dated January 16, 2007

---------------------------                                 -------------------
CUSIP NO.      69366Y108              SCHEDULE 13D           PAGE 5 OF 6 PAGES
---------------------------                                 -------------------

                                      SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 17, 2007


                                           PIRATE CAPITAL LLC


                                           By: /s/ Thomas R. Hudson Jr.
                                               ---------------------------
                                               Name:  Thomas R. Hudson Jr.
                                               Title: Managing Member


                                           /s/ Thomas R. Hudson Jr.
                                           ------------------------------
                                           Thomas R. Hudson Jr.

---------------------------                                 -------------------
CUSIP NO.      69366Y108             SCHEDULE 13D            PAGE 6 OF 6 PAGES
---------------------------                                 -------------------


                                  EXHIBIT INDEX

Exhibit A - Joint Acquisition Statement, dated March 9, 2006 (previously filed)

Exhibit B - Shareholder Notification Letter, dated March 9, 2006 (previously filed)

Exhibit C - Demand Letter, dated March 9, 2006 (previously filed)

Exhibit D - Agreement, dated April 21, 2006 (previously filed)

Exhibit E - Information Statement, dated May 12, 2006 (previously filed)

Exhibit F - Press Release, dated January 16, 2007

EXHIBIT F

            PIRATE CAPITAL COMMENTS ON PW EAGLE AND J-M MANUFACTURING
                                MERGER AGREEMENT

Norwalk, CT, Jan. 16, 2007 - Pirate Capital LLC, the largest shareholder of PW Eagle, Inc. (NASDAQ: PWEI), commented today on the proposed merger between PW Eagle and J-M Manufacturing.

"We are very pleased with the proposed merger," said Tom Hudson, Manager of Pirate Capital. "We have encouraged the company to take initiatives to benefit all of their shareholders for some time and we commend the PWEI Board of Directors and management team for moving forward with a strategy that will maximize shareholder value."

Under the terms of the definitive agreement between PWEI and J-M, J-M will acquire all of the outstanding shares of PWEI at roughly $400 million, or $33.50 per share, in cash. The transaction represents an increase in equity value of more than $60 million since PWEI announced the formation of a committee to explore strategic alternatives on May 30, 2006.

Pirate Capital began accumulating its 22% stake at $21.61 per share over the last eleven months for an average purchase price of $26.03 a share, making it the company's largest shareholder. Since August 22, 2006, Pirate Capital's purchases of PWEI stock have been made pursuant to a Rule 10b5-1 Plan.

If approved, the merger will become the third major capital gain pursuant to a transaction on a portfolio holding experienced by Pirate Capital as a shareholder in recent months. In August, Fortress Investment Group LLC acquired Intrawest Corp. for $2.8 billion or $35 per share. In October, Cornell Companies, Inc. announced it had entered into a definitive merger agreement with Veritas Capital, under which Veritas would acquire Cornell for $518.6 million, or $18.25 per share.

About Pirate Capital

Pirate Capital serves as the investment advisor to four event-driven hedge funds: Jolly Roger Fund LP, Jolly Roger Offshore Fund LTD, Jolly Roger Activist Fund LP and Jolly Roger Activist Fund LTD. Pirate Capital is registered with the Securities and Exchange Commission as an investment advisor under the Investment Advisers Act of 1940.

Contact:

Sitrick And Company, Inc.
Jeff Lloyd or Tom Becker
(212) 573-6100.